JOURNEY RESOURCES CORP.	GRENVILLE GOLD CORP.
407 – 808 Nelson Street	208 – 905 West Pender St.
Vancouver, B.C. V6Z 2H2	Vancouver, B.C. V6C 1L6
Tel: (604) 633-2442	TEL. 604-669-8842

JOINT NEWS RELEASE

May 12, 2008

GRENVILLE GOLD AND JOURNEY RESOURCES ENTER ACCESS AND BENEFITS
AGREEMENT WITH COMMUNITY OF PARAC ON SILVERIA PROPERTY

VANCOUVER, BRITISH COLUMBIA - Grenville Gold Corp. (“Grenville”) (TSX Venture: GVG, OTCBB: GVLGF, Frankfurt: F9I, WKN: A0KELU) and Journey Resources Corp. (“Journey”) (TSX-V: JNY, FRANKFURT: JL4, OTCBB: JNYRF) are pleased to announce that they have entered into an Access and Benefits Agreement (‘the Parac Agreement’) with the Community of Parac with respect to the exploration and development of the Silveria Property in Peru (the “Property”).

The Parac Agreement was structured following discussions with the entire community during a community meeting and was signed in the presence of a notary by the community President, two community Directors and representatives of Grenville and Journey. The Parac Agreement is valid for a ten year period. This agreement complements a similar agreement signed with the Community of Viso by Grenville on July 17, 2007 which allows access to the Property for Grenville, and through the Joint Venture Agreement dated February 5, 2008, Journey will have access for exploration and development.

The Parac Agreement indicates that Grenville and Journey will respect the Community of Parac’s previous agreement with High Ridge Resources and in like manner, the Community will ensure that High Ridge Peru S.A.C. honours Parac’s Agreement with Grenville and Journey. All parties are to be environmentally and socially responsible and act in good faith to develop the projects in the area.

Pursuant to the Parac Agreement, Journey will pay the Community an annual fee which will allow Grenville and Journey unrestricted access to conduct exploration activities on land owned by the Community within the Silveria region. Journey also agreed to assist with the renovation and expansion of the community hall, the upgrade of the Community’s primary school through the provision of teaching materials, stationary and equipment, and to assist with outstanding legal fees owed by the Community.

“All parties and stakeholders in this area must realize that in a competitive market, investors have little patience for delays. We anticipate silver and copper prices will continue to rise and gold, zinc and lead prices will stabilize in the next five years. A window of opportunity exists to develop the Silveria project in this timeframe.”, stated A. Paul Gill, President and CEO of Grenville Gold Corp.

Jack Bal, President of Journey comments: “Journey is very pleased to have reached agreements with the community of Parac and we look forward to working closely with the community in the future. The access and benefits agreement provides a very solid foundation on which to develop the exploration program to the mutual benefit of all stakeholders”.

Subject to regulatory approval, Journey entered into a joint venture agreement on the Silveria Property, whereby Journey has an exclusive option to acquire up to a 75% interest in the Property by funding up to a total of $11,800,000 in exploration and development expenditures towards advancing the project into production (See news release dated March 17, 2008).

Grenville Gold Corporation www.grenvillegoldcorp.com is a junior resource company seeking prospective properties in Peru. Grenville Gold plans to leverage the experience of its board and management in exploration and mining to develop its growth strategy in North and South America.

Contact info@grenvillegold.com. or phone 604-669-8842.

Journey Resources Corp. www.journeyresourcescorp.com is a mineral-exploration resource company trading on the TSX Venture Exchange (Symbol: JNY) and the Frankfurt Stock Exchange (Symbol: JL4). The Company is currently exploring four advanced exploration-stage projects; the Vianey Mine Silver Project, the Musgrove Gold Project, the Silver Mountain Mine and the Silveria Project. The Vianey Mine Project consists of concessions totaling 5,022 hectares in Guerrero State west of Mexico City, Mexico. The Musgrove Project is a prospect for a disseminated gold bulk-tonnage surface project similar to the Beartrack Mine, a nearby former gold producer. The Silver Mountain Mine comprises 1,684 hectares approximately 75 kilometers east of Lima. . The Silveria Property comprises 3,959 hectares, approximately 80 kilometers east of Lima, Peru and 30 kilometers south-west of Peru Copper’s Toromocho property and Pan American Silver´s Morococha Mine.

Contact jackbal@journeyresourcescorp.com or phone 604-633-2442, toll free 1-800-667-1442

ON BEHALF OF THE BOARD OF DIRECTORS

“Jatinder (Jack) Bal”	“A. Paul Gill”

JATINDER (JACK) BAL	A PAUL GILL
President & CEO	President & CEO
JOURNEY RESOURCES CORP.	GRENVILLE GOLD CORP.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the TSX Venture Exchange, the British Columbia Securities Commission, the Ontario Securities Commission, and the Alberta Securities Commission.